Mail Stop 6010
      February 1, 2006

By U.S. Mail and Facsimile to (440) 498-2800

Mr. Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.
28775 Aurora Road
Solon, Ohio 44139

		RE: 	Keithley Instruments, Inc.
			Form 10-K for fiscal year ended September 30, 2005
			File No.  1-9965

Dear Mr. Plush,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Consolidated Statements of Shareholders` Equity, page 2

1. Please expand your disclosures, here or in a financial statement footnote, in future filings, to show changes in the number of common shares during each period for which an income statement has been presented, as contemplated by Rule 5-02.30 of Regulation S-X.

Note A - Summary of Significant Accounting Policies, page 19

Revenue recognition, page 19

2. We note that "generally, [the revenue recognition] criteria are met at the time the product is shipped under FOB shipping terms." In future filings, please revise your footnote to explain those arrangements in which revenue is not recognized upon shipment, and explain how you account for such arrangements.

3. We see from your disclosures on page 2 that some of your products are configured to your customers` specifications. Tell us and revise future filings to address customer acceptance protocols and post shipment obligations, including installation. Tell us how you comply with SAB 104.

4. As a related matter please tell us and revise future filings to describe the "other significant obligations" that you are referring to in your revenue recognition policy. Tell us and disclose in future filings what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied. Please also tell us how you measure the amount of deferred revenue and how you account for the associated costs.

5. We also see from your disclosures on page 3 that your products are sold through distributors outside of the United States. Please tell us and revise future filings to describe the significant terms and conditions of your sales to distributors, including a description of the specific incentives and other compensation that you grant. Also tell us and revise future filings to address how you account for returns, price protection, price concessions, and other sales incentives, as applicable.


Note L - Segment and Geographic Information, page 32

6. If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph
38(a)
of SFAS 131.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.
      								Sincerely,

								Angela Crane
      Branch Chief



??

??

??

??

Mr. Mark J. Plush
Keithley Instruments, Inc
Page 4